

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

George J. Leimer
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

   Re: RSE Collection, LLC
    Post Qualification Amendment No. 16 to Form 1-A
    Filed April 13, 2022
    File No. 024-11584

Dear Mr. Leimer:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 16 to Form 1-A filed April 13, 2022

General

1. Please refer to the comments in our letter dated May 6, 2022 on your post qualification amendment no. 15 to this Form 1-A. Please note that the comments also apply to post-qualification amendment no. 16.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services